# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gauzy Ltd., CIK 0001781446
CUSIP: M4757U106
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 14 Hathiya Street, Tel Aviv, Israel (L3), 6816914
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001531964

## Reporting persons
- Ibex Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 398,035; shared voting power 0; sole dispositive power 398,035; shared dispositive power 0; aggregate amount beneficially owned 398,035 (2.1% of the class)
  Comment: limited liability company
- Ibex Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 398,035; shared voting power 0; sole dispositive power 398,035; shared dispositive power 0; aggregate amount beneficially owned 398,035 (2.1% of the class)
  Comment: limited liability company
- Justin B. Borus: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 398,035; shared voting power 0; sole dispositive power 398,035; shared dispositive power 0; aggregate amount beneficially owned 398,035 (2.1% of the class)
- Ibex Israel Fund LLLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 335,240; shared voting power 0; sole dispositive power 335,240; shared dispositive power 0; aggregate amount beneficially owned 335,240 (1.8% of the class)
- Ibex GP LLC: type of reporting person: other (OO); citizenship or place of organization: Colorado (CO); does not affirm membership in a group (box b); sole voting power 335,240; shared voting power 0; sole dispositive power 335,240; shared dispositive power 0; aggregate amount beneficially owned 335,240 (1.8% of the class)
  Comment: limited liability company
- Ibex Investment Holdings II LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 335,240; shared voting power 0; sole dispositive power 335,240; shared dispositive power 0; aggregate amount beneficially owned 335,240 (1.8% of the class)
  Comment: limited liability company

## Item 1. Issuer
Name of issuer: Gauzy Ltd.
Address of issuer's principal executive offices: 14 Hathiya Street, Tel Aviv, Israel 6816914

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed by the following (the "Reporting Persons"): (1) Ibex Investors LLC, a Colorado limited liability company (the "Investment Manager"); (2) Ibex Investment Holdings LLC, a Delaware limited liability company ("IM Holdings"); (3) Justin B. Borus; (4) Ibex Israel Fund LLLP, a Delaware limited liability limited partnership (the "Fund"); (5) Ibex GP LLC, a Colorado limited liability company (the "General Partner"); and (6) Ibex Investment Holdings II LLC, a Delaware limited liability company (the "GP Holdings") (all of the foregoing, collectively, the "Reporting Persons").

The Fund is a private investment vehicle. The Fund directly beneficially owns the Ordinary Shares reported in this Statement (other than 62,795 Ordinary Shares directly beneficially owned by the Investment Manager). The General Partner is the general partner of the Fund. GP Holdings is the sole member of the General Partner. The Investment Manager is the investment manager of the Fund. IM Holdings is the sole member of the Investment Manager. Justin B. Borus is the manager of the General Partner, IM Holdings, GP Holdings and the Investment Manager. The General Partner, IM Holdings, GP Holdings, the Investment Manager, and Justin B. Borus may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund. Justin B. Borus may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Investment Manager. Each Reporting Person disclaims beneficial ownership with respect to any shares other than the shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Reporting Person is c/o Ibex Investors LLC, 101 S Madison St, Denver, CO 80209.
Citizenship: For citizenship information or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the end of business on the Event Date of March 31, 2026 (and which includes 335,240 Ordinary Shares that the Fund may acquire within 60 days through the exercise of derivative securities).
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 18,742,093 Ordinary Shares outstanding as of June 26, 2025, as reported by the Issuer in its Form F-3 filed with the SEC on July 3, 2025.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ibex Investors LLC: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (05/13/2026)
- Ibex Investment Holdings LLC: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (05/13/2026)
- Justin B. Borus: /s/ Justin B. Borus, N/A (05/13/2026)
- Ibex Israel Fund LLLP: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (05/13/2026)
- Ibex GP LLC: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (05/13/2026)
- Ibex Investment Holdings II LLC: /s/ Justin B. Borus, Justin B. Borus / Authorized Signatory (05/13/2026)